News

FOR IMMEDIATE RELEASE
Four Ratings Agencies Confirm Ratings on Bank of Montreal
TORONTO, February 19, 2008 — DBRS (AA), Fitch (AA-), Moody’s (Aa1), and Standard & Poor’s (A+) have affirmed their ratings on Bank of Montreal (TSX: BMO; NYSE: BMO), BMO said. The rating outlook is Stable for all ratings.
Earlier today, BMO Financial Group announced certain matters relating to its First Quarter earnings which will be released on March 4, 2008, and to the Links and Parkland Structured Investment Vehicles, and certain Senior Management changes.
Full details of Bank of Montreal’s ratings and recent press releases can be found at www.bmo.com/investorrelations.

For Media Enquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
For Investor Relations Enquiries:
Viki Lazaris, Senior Vice President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Internet: www.bmo.com